EXHIBIT 99.1

Lumenis Sues Alma Lasers and its 4 founders
for 200 Million Shekels

Claims that Alma founders, former Lumenis employees,
misappropriated core technology from Lumenis

Yokneam, Israel, March 26, 2008 – Lumenis Ltd. today filed a complaint in the Tel Aviv District Court in Israel against Alma Lasers Ltd and its four founders, Ziv Karni, Yoav Avni, Nadav Bayer, and Ivgeni Kodritzki, all former employees of Lumenis, claiming misappropriation of Lumenis trade secrets and technology and for the use of such technology in Alma’s primary Harmony products, which are sold worldwide. Lumenis has requested relief from the court in the form of an injunction against the use of such core technology by Alma in its products and for monetary damages in the amount of 200 million shekels based on the profits earned by Alma and its founders from the utilization of such Lumenis technology. Lumenis will also be filing a similar action against Alma Inc., the US subsidiary and distribution arm of Alma, in the Federal Court in the US.

The complaint alleges that certain core components of Alma’s Harmony products are virtually identical to Lumenis components that were developed around the time the Alma founders departed from Lumenis. The complaint further alleges that at the time the four Alma founders left Lumenis to establish Alma, they were each involved in the development of Lumenis technology and products – Ziv Karni was the head of Lumenis’ R&D; Yoav Avni was employed as a mechanical engineer; Nadav Bayer was the manager of the electronics department, and Ivgeni Kodritzki worked as an electric and electronic engineer.

The claim further alleges that Alma has earned significant revenues from the sales of Harmony products – profits that were unjustly earned as a result of the use of Lumenis technology. In addition, Alma’s founders were recently paid substantial amounts by TA Associates as part of an investment agreement in Alma, profits which resulted from value created by Lumenis technology.

In June 2007, Lumenis filed an action against Alma for patent infringement in the US District Court in Chicago, Illinois claiming that Alma infringed seven of Lumenis’ patents in the design of the Harmony product. This new action alleges that Alma went even further than mere patent infringement – it alleges outright misappropriation of Lumenis technology that was developed by Lumenis over a long period of time and at Lumenis’ great expense.

Dov Ofer, Lumenis’ CEO stated that, “Lumenis has an extensive and valuable portfolio of technology, and the Company has undertaken a policy to enforce its intellectual property rights vigorously in what has become a highly competitive industry and business environment.”

About Lumenis Ltd.
Lumenis is Israel’s largest medical device company with more than 1,000 employees worldwide. The Company invests heavily in R&D and holds a leading position in the markets in which it serves. Lumenis has over 250 patents worldwide, over 75 FDA clearances, worldwide presence in over 100 countries, and an installed base of over 70,000 systems. In December 2006, a group led by a private equity consortium Viola Partners and Ofer Hi-Tech Group invested approximately $150 million in the Company.

Contact:
Michelle Maydan
Director of Corporate Communications
1-866-569-0597
+972-4-959-9004
e-mail: mmaydan@lumenis.com

Lumenis® is a registered trademark of Lumenis Ltd.

Lumenis Ltd.
Yokneam Industrial Park
P.O.B. 240
Yokneam 20692, Israel
Tel. +972.4.959.9000
Fax. +972.4.959.9050
www.lumenis.com